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SEC FILE NUMBER:
000-13394

CUSIP NUMBER:
926555103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	May 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Video Display Corporation

Full Name of Registrant

Former Name if Applicable

1868 Tucker Industrial Road

Address of Principal Executive Office (Street and Number)
Tucker, Georgia 30084

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
The Registrant is unable to file its quarterly Report on Form 10-Q for the period ended May 31, 2009, within the prescribed time period, due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Report on Form 10-Q. Accordingly, the additional time is requested to compile all information necessary to accurately complete the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934. The Registrant expects to file the subject report no later than the fifth calendar date following the prescribed due date for the report. Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gregory L. Osborn	770	938-2080
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Explanation of Anticipated Changes
All statements other than statements of historical facts included in this Form 12b-25 are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. The words “expect”, “estimate”, “anticipate”, “predict”, “believe” and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Form and include statements regarding the intent, belief or current expectations of the Registrant, its directors or its officers with respect to, among other things: (i) trends affecting the Registrant’s financial condition or results of operations; (ii) the Registrant’s financing plans; (iii) the Registrant’s business and growth strategies, including potential acquisitions; and (iv) other plans and objectives for future operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or which may be anticipated from historical results or trends.
Net sales
     Consolidated net sales decreased $2.9 million for the three months ended May 31, 2009 compared to the three months ended May 31, 2008. Display segment sales decreased $2.2 million for the three-month comparative period and sales within the Wholesale Distribution segment decreased $0.6 million for the three-month comparative period.
     The net decrease in Display Segment sales for the three months ended May 31, 2009 is primarily attributed to the monitor division, as compared to the same period ended May 31, 2008. The Monitor revenues decreased $1.7 million over the three-month period primarily due to the delay in the implementation of long term contracts. The Data Display CRT revenues decreased $0.2 million over the three-month period primarily due to the decline in the replacement CRT market. Entertainment CRTs revenues declined $0.2 million over the comparable three-month period. A significant portion of the entertainment division’s sales are to major television retailers as replacements for products sold under manufacturer and extended warranties. Due to continued lower retail sales prices for mid-size television sets (25” to 30”), fewer extended warranties were sold by retailers, a trend consistent with recent prior fiscal years. The Company remains the primary supplier of product to meet manufacturers’ standard warranties. Growth in this division will be negatively impacted by the decreasing number of extended warranties sold for the larger, more expensive sets. Because the Company is in the replacement market, it has the ability to track retail sales trends and, accordingly, can attempt to adjust quantities of certain size CRTs carried in stock and reduce exposure to obsolescence.
     The net decrease in the Wholesale Segment sales for the three months ended May 31, 2009 is attributable to the decrease in sales for one of the divisions leading customers, Rent-A-Center due to decreased consumer demand.
Gross margins
     Consolidated gross margins decreased from 37.4% for the three months ended May 31, 2008 to 35.7% for the three months ended May 31, 2009.
     Display segment margins decreased from 30.6% to 24.8% for the comparative three month period. Gross margins within the Monitor division decreased to 21.8% for the three months ended May 31, 2009 from 29.5% for the three months ended May 31, 2008. This decrease is primarily attributable to the impact of the delay in the implementation of the new contracts in the Monitor division in Fiscal 2010, fixed costs absorbed on less sales. Data Display CRT gross margins increased from 30.6% for the three months ended May 31, 2008 to 35.7% for the three months ended May 31, 2009, due to the increase of higher margin products to large customers during the three months ended May 31, 2009. Gross margins in Entertainment CRT were negative for the three months ended May 31, 2009 due to reduced volume at both of the division’s locations as business winds down at the Chroma television tube plant. Gross margins from Component Parts were 55.0% for the three months ended May 31, 2009 and 41.8% the three months ended May 31, 2008 including intercompany sales. The majority of this division’s sales are within the Company.
Operating expenses
     Operating expenses as a percentage of sales increased from 31.8% for the three months ended May 31, 2008 to 35.0% for the three months ended May 31, 2009.
     Display segment operating expenses increased 1.0% for the three month period as compared to the comparable prior year period primarily attributable research and development and legal expenses.
     Wholesale Distribution segment operating expenses decreased 14.5% compared to the three month period a year ago, primarily due to the cost reductions programs implemented by management during the fourth quarter of fiscal 2009.
Interest expense
     Interest expense decreased $0.1 million for the three months ended May 31, 2009 as compared to the same period a year ago. The Company maintains various debt agreements with different interest rates, most of which are based on the prime rate or LIBOR. These decreases in interest expense reflect lower average interest rates.
Income taxes
     The effective tax rate for the three months ended May 31, 2009 and 2008 was 28.3% and 35.3%, respectively. These rates differ from the Federal statutory rate primarily due to the effect of state taxes and the permanent non-deductibility of certain expenses for tax purposes.

Video Display Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 16, 2009	By	/s/ Gregory L. Osborn
Gregory L. Osborn
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.